UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K/A ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Continucare Corporation

Full Name of Registrant
N/A

Former Name if Applicable
7200 Corporate Center Drive, Suite 600

Address of Principal Executive Office (Street and Number)
Miami, Florida 33126

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As a result of the implementation of the Commission’s EDGAR Link 9.5 software upgrade on the morning of October 30, 2006, the Company’s filing agent encountered unanticipated delays in formatting the Company’s Form 10-K/A for the fiscal year ended June 30, 2006, which includes the information required by Part III Items 10 through 14 of Form 10-K. In addition, the Company experienced unanticipated delays in confirming certain of the biographical information included in the filing. Although the Company’s filing agent initiated transmission of the document to the Commission prior to 5:30 p.m. on October 30, 2006, the filing was suspended as a result of the aforementioned software upgrade. The Company and its filing agent were not notified of the filing’s suspension until after 5:30 p.m. on October 30, 2006. As a result, the Company’s filing agent was unable to complete the necessary revisions to the filing in time to permit the Company to meet the 5:30 p.m. deadline without unreasonable effort and expense. The Company’s Form 10-K/A was accepted by the Commission as of October 31, 2006 (Accession No. 0000950144-06-009935). This Form 12b-25 is filed solely to address the gap period between the 5:30 p.m. filing deadline on October 30, 2006, and the time at which the filing was accepted on October 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Fernando L. Fernandez	(305)	500-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Continucare Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 30, 2006	By:	/s/ Fernando L. Fernandez
Fernando L. Fernandez
Senior Vice President — Finance, Chief Financial Officer, Treasurer and Secretary